Exhibit 99.2
Gerdau Ameristeel Announces Call of 6.50% Convertible
Unsecured Subordinated Debentures Due 2007
TAMPA, FL, August 8, 2006 — Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has sent a notice to redeem all outstanding 6.50% convertible unsecured subordinated debentures due April 30, 2007. The Debentures will be redeemed on September 8, 2006, at a price equal to the outstanding principal amount of the Debentures of CDN$125,000,000, plus accrued and unpaid interest to the redemption date. The Company will fund the redemption with existing cash and no additional debt will be incurred in connection with this transaction.
Further details are contained in the Notice of Redemption that was sent to the holders of the Debentures today. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.
The Company’s statements in this press release that relate to future plans or events are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks, uncertainties and assumptions as disclosed in the Company’s filings with securities regulatory authorities.
About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned mini-mill), 17 scrap recycling facilities and 46 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America and the Southwestern United States. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange under the symbol NYSE: GNA; and the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.
For more information please contact:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com